Exhibit 99.1

Claude Announces Election of Directors

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, May 14, 2013 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE MKT-CGR) ("Claude" or the "Company") is pleased to report that all of the nominees listed in its notice of meeting and information circular dated March 27, 2013 were elected as directors of Claude at its Annual and Special Meeting of Shareholders, which commenced on May 9, 2013 and was adjourned in part to and completed on May 14, 2013 in Saskatoon.

The detailed results of the vote are as follows:

Nominee	Votes For		Votes Withheld
	Number	%	Number	%
Ted J. Nieman	31,877,034	93.71	2,139,353	6.29
Ronald J. Hicks	32,361,913	95.14	1,654,474	4.86
J. Robert Kowalishin	32,380,857	95.19	1,635,530	4.81
Ray A. McKay	32,360,013	95.13	1,656,374	4.87
Rita M. Mirwald	32,364,390	95.14	1,651,997	4.86
Michel Sylvestre	31,327,668	92.10	2,688,719	7.90
Brian R. Booth	32,404,179	95.26	1,612,208	4.74
Neil McMillan	31,868,036	93.68	2,148,351	6.32

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold mining and exploration company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,031,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Marc Lepage, Manager Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 18:43e 14-MAY-13